May 6, 1997



Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

          RE: Registration Statement on Form S-3
              Registration No. 333-23455

Ladies and Gentlemen:

     This is to supplement the letter of Avondale Industries Inc. (the "Registrant") dated May 2, 1997 requesting under Rule 477(a) of the Securities Act of 1933, as amended, withdrawal of its registration statement on Form S-3 (registration number 333-23455) filed with the Commission on March 17, 1997 (the "Registration Statement").

     As was stated in such letter, the Registration Statement related to the proposed sale of three million shares of the Registrant's common stock, of which 2,946,387 were proposed to be sold by the Avondale Industries, Inc. Employee Stock Ownership Plan (the "Selling Shareholder") and 53,613 were to be sold by the Registrant. This is to advise you that in light of the decision of the Selling Shareholder not to proceed with the offering and changed market conditions, the Registrant no longer wishes to sell those of its shares that are covered by the Registration Statement. In addition, the Registrant hereby represents that no offers or sales of the shares covered by the Registration Statement have been made.

                                      Sincerely yours,

                                      /s/ Albert L. Bossier

                                      Albert L. Bossier